ETF Opportunities Trust 485BPOS

Exhibit 99(p)(14)

CODE OF ETHICS AND CONDUCT

An investment adviser is a fiduciary and owes its clients the highest duty of loyalty, relying on each supervised person to avoid conduct that is or may be inconsistent with that duty. All supervised persons of BWTP have responsibilities that directly and indirectly reflect upon the reputation and successful business operation of BWTP. The trust and confidence of clients and vendors are essential. All supervised persons will be responsible for ensuring that honesty and integrity are among the highest priorities. It is also important for each supervised person to avoid actions that, while they may not involve a conflict of interest or an abuse of client trust, may have the appearance of impropriety.

GENERAL

The Firm has established and will maintain and enforce a written code of ethics. This code of ethics sets forth policies and procedures, including the imposition of restrictions on itself and supervised persons, to the extent reasonably necessary to prevent certain violations of applicable law. This Code of Ethics and Conduct (the “Code”) is designed to comply with Rule 204A-1 of the Advisers Act and intended to set forth those policies and procedures and to describe the Firm’s broader policies regarding its duty of loyalty and standard of care to clients (which, as noted, consist as ETFs or Funds). The Code itself is separate from the Trust Manual’s Code pursuant to Rule 17j-1 of the Company Act for which the Trust CCO administers and for which Access Persons of the Trust must, too, abide.

BASIC PRINCIPLES

This Code is based on a few basic principles that should govern all investment related activities of supervised persons, personal as well as professional: (1) the interests of the Firm’s clients come before the Firm’s or any supervised person’s interests; (2) each supervised persons’ professional activities and personal investment activities must be consistent with this Code and avoid any actual or potential conflict between the interests of clients and those of the Firm or the supervised person; and (3) those activities must be conducted in a way that avoids any abuse of an supervised persons’ position of trust with and responsibility to the Firm and its clients, including taking inappropriate advantage of that position.

Supervised persons must conduct all advisory activities in compliance with applicable federal and state securities laws, and other laws, rules and regulations, any applicable laws of foreign jurisdictions, and adviser policies and procedures that have been adopted (or that may in the future be adopted), as each may be amended from time to time, including without limitation those prohibiting insider trading and front running.

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PERSONAL CONDUCT

All supervised persons should always be mindful of the Firm’s position and reputation in the community. Since success depends in part on public trust, supervised persons should conduct personal affairs so as to avoid discrediting or embarrassing BWTP. Personal behavior and appearance should be governed by common sense and good taste. While conducting business or representing the Firm, all supervised persons are expected not to discriminate on the basis of race, age, color, religion, national origin, sex, veteran status, disability, or any other basis protected by federal, state, or local law.

CHIEF COMPLIANCE OFFICER

Many of the specific procedures, standards, and restrictions described in this Code involve consultation with the Chief Compliance Officer (“CCO”). Firm management will designate the CCO who, as noted, shall be responsible for administering the Compliance program of the Firm and be duly authorized to carry out such responsibilities. The CCO must be an individual qualified to provide administration of the Firm’s Compliance Program. The CCO shall be named in the ADV Part 1 for BWTP.

SECURITY

For purposes of this Code, the term “security” includes not only stocks, but also options, rights, warrants, futures contracts, convertible securities or other securities in which the Firm’s clients may invest or as to which the Firm may make recommendations (sometimes also referred to as “related securities”).

COVERED ACCOUNTS

Many of the procedures, standards, and restrictions in this Code govern activities in “Covered Accounts.” Covered Accounts consist of:

●	Securities accounts of which the Firm is a beneficial owner, except for investment partnerships or other funds of which the Firm or any affiliated entity is the general partner, investment adviser or investment manager or from which the Firm or such affiliated entity receives fees based on capital gains.

●	Each securities account registered in an employee’s name and each account or transaction in which an employee has any direct or indirect “beneficial ownership interest” (other than accounts of investment limited partnerships or other investment funds not specifically identified by the CCO as “Covered Accounts”)

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BENEFICIAL OWNERSHIP

“Beneficial Ownership” of securities includes not only securities a person owns directly, or securities owned by others specifically for his or her benefit, but also (i) securities held by his or her spouse, minor children and relatives who live full time in his or her home, and (ii) securities held by another person if by reason of any contract, understanding, relationship, agreement or other arrangement the supervised person obtains benefits substantially equivalent to ownership.

PERSONAL TRADING AND INVESTMENT ACTIVITY

The Firm imposes specific requirements related to each covered person’s personal trading and investment activity. The Firm considers the effects of various types of trading, including short term trading and trading in new issues as a potential conflict of interest. Similarly, the Firm may impose specific requirements related to investments in private placements. The Firm may decline any proposed trade by a supervised person designated under the Code as an “access person” (and thereby covered person under said Code) that:

●	Involves a security that is being or has been purchased or sold by the Firm on behalf of any client account or is being considered for purchase or sale;

●	Is otherwise prohibited under any internal policies of the Firm.

●	Breaches the employee’s fiduciary duty to any client;

●	Is otherwise inconsistent with applicable law, including the Advisers Act and the Employee Retirement Income Security Act of 1974 (ERISA); and

●	Creates an appearance of impropriety.

SERVICE AS A DIRECTOR

No supervised persons may serve as a director of a publicly held company without prior approval of the CCO (or designee) based upon a determination that service as a director would not negatively impact the interests of any client. Whenever service is authorized, the CCO will establish procedures to ensure a supervised person(s) serving as a director will be segregated from other supervised persons who are involved in making decisions as to the securities of that company, if applicable. These practices may also constitute illegal “insider trading.” Some of the specific trading rules described below are also intended, in part, to prevent front running and scalping. If an account is managed on a fully discretionary basis by an investment adviser other than the Firm, these rules will not apply if the supervised person(s) who has (have) a beneficial ownership interest in the account does not have or exercise any discretion. Such accounts will remain subject to the reporting requirements set forth in the next section of this Code.

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GIFTS AND ENTERTAINMENT

A gift of nominal value is defined as cash, cash equivalent, physical item, service, or event tickets with a value not to exceed $300.00. Each supervised person is required to report gifts and entertainment activities to the CCO in the manner prescribed by the Firm. Any gifts given or received by the Firm or any of its supervised persons are considered in aggregate whether or not they were given/received by the same or different people at the Firm or the other firm or party.

●	An entertainment event includes any conference, meal or sponsored outing.

●	No supervised person or member of a supervised person’s immediate family may receive any gift of more than nominal value from any person or entity, including clients and their service providers, vendors and competitors.

●	No supervised person or member of a supervised person’s immediate family may send any gift of more than nominal value to any person or entity, including clients and their service providers, vendors and competitors.

●	Supervised persons are generally permitted to attend an approved entertainment event provided that the purpose of the meeting is to discuss the Firm’s business, and provided that the supervised person AND the vendor, service provider or client paying for the event must be in attendance.

Similarly, employees may invite individuals for which BWTP conducts business to an event provided that the purpose of the meeting is to discuss the Firm’s business, and the event has been approved by the CCO or another advisory principal. The CCO is responsible for supervising the Firm’s Gift and Entertainment policies which shall apply to gifts and entertainment in the form of cash compensation and non-cash compensation. To monitor compliance, supervised persons must report to the CCO.

●	Gifts given and received within 5 business days prior to giving or after receiving the gift.

●	Events attended and/or hosted within 5 business days prior to extending an invitation or upon receipt of an invitation to attend an event.

As evidence of compliance, the Firm will maintain written records of gifts given/received and events attended/sponsored and retain the records among the central files of the Firm.

OUTSIDE BUSINESS ACTIVITIES

The Code permits Access Persons to engage in Outside Business Activities (OBAs) subject to (i) pre-approval by the CCO and (ii) so long as the OBA does not present any material conflict of interest to BWTP or otherwise impact the Firm’s investment offerings or advisory services. The CCO is responsible for supervising the Firm’s Outside Business Activities (OBAs) policies. To monitor compliance, supervised persons covered by the Firm’s Code of Ethics must report to the CCO their OBAs in writing.

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APPENDIX C

Request for Pre-Clearance Trade Form Via E-mail (signature not required)

Date: ______

To: The BWTP Chief Compliance Officer

From [Access Person Full Name]:

Re: Request for Pre-clearance for Personal Securities Transactions

Note: Access Persons, under the Firm’s Code of Ethics, must submit pre-clearance for personal securities transactions in covered accounts for transactions in Initial Public Offerings, Limited Offerings, and/or Reportable Funds (i.e. any registered investment company for which the Firm is adviser or sub-adviser).

I am requesting pre-clearance from the BWTP Chief Compliance Officer (“CCO”) to (complete as applicable, if not applicable, leave blank):

Brokerage Firm or Financial Institution Name: _______

Account # (if applicable): _______

Transactional Information:

Purchase [Enter Number of Shares or Investment Commitment Dollar Amount]

_____________ shares or units of [Enter Security or Investment Name];

or

Sell [Enter Number of Shares or Investment Commitment Dollar Amount]

_____________ shares or units of [Enter Security or Investment Name];

In completing this form, I acknowledge my understanding that pre-clearance is good for one business day and must be resubmitted to the CCO again if the security or investment transaction was not completed.

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APPENDIX D

INITIAL AND ANNUAL PORTFOLIO HOLDINGS REPORT

Employee Name: _________________________________

I am reporting below all personal portfolio holdings information required to be reported pursuant to the Firm’s Code of Ethics. Securities reported must be current within 45 days of the date of this report.

Holdings required to be Reported

I am required to report all securities holdings in which I have a direct or indirect beneficial ownership interest. Securities include stocks, bonds, closed-end mutual funds and exchange-traded funds. I am also required to report any transaction executed within an automatic investment plan that overrides a pre-determined schedule.

Holdings not Required to be Reported

I am not required to report shares of registered open-end investment companies, securities issued by the United States Government, bankers’ acceptances, bank certificates of deposit, commercial paper, money market mutual funds and other money market instruments and transactions effected through an automatic investment plan as described in Firm’s Personal Securities Trading Policy.

PORTFOLIO HOLDINGS INFORMATION

Check one or more applicable boxes:

☐	I have no reportable personal securities holdings.

☐	I have reportable personal securities holdings, as disclosed below.

☐	I have reportable securities holdings, as disclosed on the attached brokerage statements.

☐	NIM is in receipt of brokerage statements reflecting my personal securities holdings.

Account Number	Security Name and Ticker/CUSIP	Number of Shares/Par	Principal Amount	Broker or Bank Name

Employee Signature: __________________________________________________ Date: ________________

Reviewed by: _______________________________ Title: _______________________ Date: _________________

Attach additional sheets as necessary.

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APPENDIX E

QUARTERLY PERSONAL TRANSACTION REPORT

Employee Name: ________________________ For the Quarter Ending: _______________________

I am reporting below all transactions required to be reported for the quarter pursuant to Rex Firm’s Code of Ethics. I have completed and returned this report by the 30th calendar day following quarter-end.

Required Transactions to Report

I am required to report all transactions of securities in which I have a direct or indirect beneficial ownership interest. Securities include stocks, bonds, closed-end mutual funds and exchange-traded funds. I am also required to report any transaction executed within an automatic investment plan that overrides a pre-determined schedule.

Transactions Not Required to be Reported

I am not required to report shares of registered open-end investment companies, securities issued by the United States Government, bankers’ acceptances, bank certificates of deposit, commercial paper, money market mutual funds and other money market instruments and transactions effected through an automatic investment plan as described in Firm’s Personal Trading Policy.

TRANSACTION REPORTING

Check one or more applicable boxes:

☐	I had no reportable transactions during the period.

☐	I had reportable transactions, as disclosed below.

☐	I had reportable transactions, as disclosed on the attached brokerage statements.

☐	BWTP is in receipt of brokerage statements reflecting my reportable personal securities transactions.

REPORTABLE TRANSACTIONS

Trade Date	Security Name and Ticker/CUSIP	Number of Shares/Par Int. Rate/Maturity	Purchase Sale Other	Price	Principal Amount	Broker Name	Account Number

Employee Signature: __________________________________________________ Date: ________________

Reviewed by: _______________________________ Title: _______________________ Date: _________________

Attach additional sheets as necessary.

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